FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                         No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                         No     X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                         No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Summary of Annual General Meeting held on April 27, 2007.

Item 1

NORTEL INVERSORA S.A.

Summary of Annual General Meeting held on April 27, 2007.

There were four stockholders present, three of them by proxy and one by their own right, having deposited the amount of 5,714,677 shares in total, which represented 72.68% of the capital stock and which granted them the right to 89.39% of votes, with one stockholder having deposited 5,330,400 registered common shares, face value $53,304,000, which granted him the right to 5,330,400 votes, three stockholders having deposited 384,277 Class A Preferred Shares, face value $10 each, which granted them the right to one vote per share.

1)	Appointment of two shareholders to approve and sign the minutes.

The meeting resolved that the two stockholders present holding the higher amount of shares to participate in the Meeting should sign the Minutes.

2)	Consideration of the documents prescribed by section 234, subparagraph 1 of Law 19,550 and the Rules of the CNV (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange and the accounting documents in the English language prescribed by the United States Securities and Exchange Commission, for the fiscal year ending December 31, 2006.

The meeting resolved the approval of the Annual Report, registered in Minutes of the Board’s Meeting Nº175, Supplementary Financial Information, Report of Section 68 of the Listing Rules of the Buenos Aires Stock Exchange, Financial Statements, Profits and Loss Statements, Statement of Changes in Shareholders’ Equity and Cash Flow, and all the Charts, Notes and Annexes which were complementary to them and were written in Inventory Book Nº 10, accounting documents in the English language as required by the Securities and Exchange Commission of the United States of America, Report of the Supervisory Committee and the Audit Committee’s Annual Report, all of them corresponding to fiscal year ended December 31, 2006 (except for the destination to be prescribed to non-appropriated profits and losses, as this was specifically considered in another item of the Agenda). It was also resolved by a majority that the mentioned documentation was not to be read, as its contents were well known by al the people present at the Meeting.

3)	Consideration of the Non Appropriated Amount to December 31, 2006.

The meeting resolved to transfer the whole of the negative non-appropriated amounts at December 31, 2006, to a new fiscal year.

4)	Consideration of the performance of the Board of Directors and the Supervisory Committee for the fiscal year ending December 31, 2006.

The meeting resolved in favor of the performance services of the Board and the Supervisory Committee, and that of each and all of the Directors and Auditors who served during the fiscal year that ended on December 31, 2006.

5)	Consideration of the Board of Directors´ compensation (Arg $288,000.-, appropriated amount) for the fiscal year ending December 31, 2006, which recorded loss under the Rules of the CNV (Comisión Nacional de Valores).

The meeting resolved in favor of the approval of the amount of AR$ 288,000 as fees for the performance of technical and administrative duties for Directors Mr. Ricardo Alberto Ferreiro, Mr. Gustavo Viramonte Olmos and Mr. Guillermo Michelson Irusta, for fiscal year ended December 31, 2006, each time they performed said duties. It was stated that the rest of the Directors waived the payment of their fees.

6)	Authorization to the Board of Directors to make advanced payments of fees payable up to AR$ 324,000.- to those directors who, during the nineteenth fiscal year are being qualified as “independent” or are performing technical and administrative services or executing special commissions, subject to what the shareholders’ meeting may resolve after analyzing the documentation submitted related to said fiscal year.

The meeting resolved to grant the Board authorization to make advanced payments of fees to those directors who, during the fiscal year 2007, shall perform technical and administrative duties or shall fulfill a special commission, if such is the case, and/or to the independent directors that shall be appointed, up to a sum of AR$ 324,000.-, expressly stating that such amount is the aggregate and not for each or any director individually.

7)	Fees payable to the Supervisory Committee for the eighteenth fiscal year.

The meeting resolved to assign the Supervisory Committee an allocation of AR$ 60,000 as regards the fiscal year that was being considered; the Supervisory Committee was empowered to decide upon the distribution of said allocation among its regular members.

8)	Determination of the number of regular and alternate directors for the nineteenth fiscal year.

The meeting resolved to set in 6 (six) the number of regular Board members and in 6 (six) the number of alternate members, out of which 5 (five) regular members and 5 (five) alternate members shall be appointed by the Common Stockholders, while the sixth Regular Director and the sixth Alternate Director shall be appointed upon considering item 9 in the Agenda.

9)	Election of the regular and alternate director for the nineteenth fiscal year by Class A Preferred Shares.

The General Meeting elected both directors pursuant to Section 8°, Chapter II of CNV (Comisión Nacional de Valores) Rules and Regulations, Mr. Gustavo Sebastián Viramonte Olmos and Mr. Joaquín Acuña were appointed as regular and alternate director respectively. It was stated that both Directors are independent as set forth named in Section 4º of Chapter XXI of CNV Rules and Regulations, and pursuant to the rules of the Securities and Exchange Commission of the United States of America.

The Meeting also resolved to grant the authorizations necessary to the same persons appointed by the stockholder’s meeting for similar purposes when considering item 10 of the Agenda, for the registration of all that was resolved with the CNV and the IGJ (Inspección General de Justicia).

10)	Election of the regular and alternate directors for the nineteenth fiscal year by Common Shares.

Common stockholders unanimously voted that directors shall be appointed as follows:

a)	Regular Directors: Mr. Oscar Carlos Cristianci and Mr. Franco Alfredo Agustin Pablo Livini; Alternate Directors: Mr. Bruno Iapadre and Mr. Jorge Alberto Firpo, who shall, in the event of absence or hindrance of any of them, replace indistinctly such Regular Directors.

b)	Regular Director: Mr. Ricardo Alberto Ferreiro; Alternate Director: Mr. Pablo Ginnetty, who shall replace Regular Director Mr. Ricardo Alberto Ferreiro in the event of absence or hindrance of said Regular Director.

c)	Regular Director: Mr. Eduardo Federico Bauer; Alternate Director: Mr. Horacio Walter Bauer, who shall replace Regular Director Mr. Eduardo Federico Bauer in the event of absence or hindrance of said Regular Director.

d)	Regular Director: Mr. Guillermo Michelson Irusta; Alternate Director: Mr. Alejandro Borda who shall replace Regular Director Mr. Guillermo Michelson Irusta in the event of absence or hindrance of said Regular Director.

e)	Regular Director: Mr. Eduardo Federico Bauer and Alternate Director Mr. Horacio Walter Bauer, who shall, in the event of absence or hindrance, replace Regular Director Mr. Eduardo Federico Bauer.

f)	Regular Director: Mr. Guillermo Michelson Irusta and Alternate Director Mr. Alejandro Borda, who shall, in the event of absence or hindrance, replace Regular Director Mr. Guillermo Michelson Irusta.

It was stated that Regular Director Mr. Guillermo Michelson Irusta, and Alternate Directors Mr. Pablo Ginnetty and Mr. Alejandro Borda are “independent” according to CNV Rules and Regulations as well as Rule 10 A-3 of the SEC’s Rules, whereas Mr. Ricardo Alberto Ferreiro is “independent” according to the SEC and “non independent” according to the interpretation of the CNV of Article 11° of Section III of the Rules. The rest of the Regular and Alternate Directors are “non independent”.

It was also resolved to grant the necessary authorizations to register what was resolved with the CNV and the IGJ.

11)	Election of the regular and alternate members of the Supervisory Committee.

The meeting resolved the approval of the appointment of Mr. Jorge Luis Pérez Alati, Ms. Silvia Graciela Poratelli and Mr. Gerardo Prieto as Regular Auditors, and Mr. Diego Serrano Redonnet (as alternate to Mr. Señor Pérez Alati), Mr. Diego Martín Garrido (as alternate to Ms. Poratelli) and Mr. Guillermo Feldberg (as alternate to Mr. Prieto), as Alternate Auditors.

In compliance with Section 4° of Chapter XXI of the CNV’s Rules and Regulations, it was expressly stated that Ms. Silvia Graciela Poratelli and Mr. Diego Martín Garrido are attorneys-at-law and with “Estudio Garrido – Abogados” (Estudio Garrido – Attorneys at Law) that give legal counseling to the Company and its controlling company, Sofora Telecomunicaciones S.A.; Mr. Jorge Luis Pérez Alati and Mr. Diego Serrano Redonnet, also attorneys-at-law and with “Estudio Pérez Alati, Grondona, Benites, Arntsen y Martínez de Hoz (h), Abogados” (Estudio Pérez Alati, Grondona, Benites, Arntsen and Martínez de Hoz (s), Attorneys at Law), that give legal counseling to the Company. As regards Mr. Gerardo Prieto and Mr. Guillermo Feldberg, they are certified accountants and none of them fall under the categories mentioned in Technical Resolution N° 15 of the Federación de Consejos Profesionales de Ciencias Económicas as to be considered "Non Independent", nor are they included in the enumeration related to the third paragraph of section 4º of Chapter XXI of CNV’s Rules and Regulations. Ms. Poratelli, Mr. Prieto and Mr. Feldberg form part of the Supervisory Committees of Telecom Argentina S.A. and the companies controlled by Telecom Argentina S.A. which are established in Argentina, as well as the Supervisory Committee of Sofora Telecomunicaciones S.A.; Mr. Pérez Alati and Mr. Serrano Redonnet form part of the Supervisory Committees of Telecom Argentina S.A. and Telecom Personal S.A., company controlled by the latter; and Mr. Diego Martín Garrido is Alternate Auditor of Telecom Personal S.A. and Regular Auditor of Micro Sistemas S.A., companies controlled by Telecom Argentina S.A. In addition, neither the proposed auditors, nor the Lawyers’ Bureaus they form part of, nor other professionals from said Bureaus, have ever been External Auditors for the Company, and they shall not be proposed as such by Sofora Telecomunicaciones S.A.

12)	Appointment of the External Auditors of the balance sheet for the nineteenth fiscal year and determination of their fees, as well as the fees that correspond to those external auditors who performed during the fiscal year which ended December 31, 2006.

The meeting resolved to appoint "Price Waterhouse & Co. S.R.L” as External Auditors for fiscal year ending December 31, 2007. Mr. Juan Carlos Grassi shall perform as Regular Auditor and Mr. Carlos Néstor Martinez shall perform as Alternate Auditor; both of them have submitted their affidavits to the CNV and the Buenos Aires Stock Exchange, in compliance with Section 12 of Decree N° 677/01 and Section 19 of Chapter III of the CNV’s Rules and Regulations. In addition, it was resolved that their fees shall be determined by the Meeting which will consider the documentation of the fiscal year ending December 31, 2007; the Audit Committee is empowered to decide upon the ways in which services shall be performed and upon the advanced payments of fees.

In addition, it was resolved to approve a total amount of AR$72,600.- (VAT included) for the External Auditors, Price Waterhouse & Co, who performed services during the fiscal year ended December 31, 2006.

13)	Consideration of the budget for the Audit. Committee, for fiscal year 2007.

The meeting resolved to approve a budget of AR$50,000 for fiscal year ending December 31, 2007, in order that the Audit Committee shall be able to seek legal counseling as well as counseling from other independent professionals and hire their services on the Company’s account.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: May 3, 2007	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager